UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

HANCOCK PARK CORPORATE INCOME, INC.
(Name of Subject Company (Issuer))

HANCOCK PARK CORPORATE INCOME, INC.
(Names of filing Person (Offeror and Issuer))

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

Bilal Rashid
President and Chief Executive Officer
Hancock Park Corporate Income, Inc.
10 S. Wacker Drive, Suite 2500
Chicago, Illinois 60606
(847) 734-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Cynthia M. Krus
Eversheds Sutherland (US) LLP
700 Sixth Street, NW
Washington, DC 20001
(202) 383-0100

☐            Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            Third-party tender offer subject to Rule 14d-1.
☒          Issuer tender offer subject to Rule 13e-4.
☐            Going-private transaction subject to Rule 13e-3.
☐            Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT
This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 22, 2024 by Hancock Park Corporate Income, Inc., a Maryland corporation (the “Company”), to purchase up to 47,620 shares (the “Shares”) of its issued and outstanding common stock, par value $0.001 per share at a price equal to $10.46 per Share (which reflects the net asset value per share on June 27, 2024). The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated May 22, 2024, and the related Letter of Transmittal (together, the “Offer”). The Offer expired at 11:59 P.M., Central Time, on June 26, 2024, and approximately 47,393 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date. In accordance with the terms of the Offer, the Company purchased all 47,393 Shares validly tendered and not withdrawn at a price equal to $10.46 per Share for an aggregate purchase price of approximately $495,729.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2024

HANCOCK PARK CORPORATE INCOME, INC.

By:	/s/ Bilal Rashid
Name:	Bilal Rashid
Title:	President and Chief Executive Officer